UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, June 28, 2012

Mr. Fernando Coloma Correa

Commissioner

Securities and Insurance Commission

Av. Libertador Bernardo O´Higgins 1449

Re:	DISCLOSURE

Dear Commissioner:

As provided in Article 9, in the second subparagraph of Article 10 of the Securities Market Law and in General Rule #30, under due authorization, I hereby DISCLOSE the following material events of LATAM Airlines Group S.A. (formerly called LAN Airlines S.A.), Securities Registration #306:

At a the meeting held today, the Board of Directors of LATAM Airlines Group S.A. resolved to convene an Extraordinary Shareholders Meeting at 10:30 a.m. on September 4, 2012 to discuss the following matters:

(a) Revoke Board of Directors.

(b) Election of members of the Board of Directors.

(c) Approve that the remaining 7.436.816 shares (all ordinary and without nominal value) of LATAM Airlines Group S.A., from the total of 142.555.882 shares (all ordinary and without nominal value) issued as per the authorization from the Extraordinary General Meeting of Shareholders held on December 21, 2011 and that not were exchanged for shares of Sister Holdco S.A. and Holdco II S.A., to be offered preferably to the shareholders of LATAM Airlines Group S.A. (the “Remaining Shares”) pursuant to section 25 of the Law No. 18.046 regarding the Chilean Corporation Act; and that any unsubscribed shares to be offered and placed in the securities markets.

(d) Fix, set and determine the subscription and placement price of the Remaining Shares, namely, for the 7.436.816 shares (all ordinary and without nominal value) of LATAM Airlines Group S.A., or to delegate in the Board of Directors of the Company to determine the price and conditions for the subscription and placement of the Remaining Shares.

(e) Fix, set and determine the subscription and placement price of the 4.800.000 shares (all ordinary and without nominal value) to be used to create and implement a stock option plan pursuant to Section 24 of the of the Law No. 18.046 regarding the Chilean Corporation Act, as approved by the Extraordinary General Meeting of Shareholders held on December 21, 2011 (the “Stock Option Compensation Plan”); or to delegate in the Board of Directors of the Company the determination, setting and fixing of the subscription and placement price and applicable terms and conditions for the creation and implementation of the Stock Option Compensation Plan.

(f) Adopt any other resolutions to carry out the items above listed.

Very sincerely yours,

Alejandro de la Fuente Goic

Chief Financial Officer

LATAM Airlines Group S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2012

LATAM AIRLINES GROUP S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer